VERDE REALTY
5847 San Felipe Street, Suite 4400
Houston, TX  77057
(713) 338-3000

March 11, 2011

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Verde Realty —
Withdrawal of Registration Statement on Form S-11
File Number 333-164486

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Verde Realty (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-11 (File Number 333-164486), which the Registrant filed with the Commission on January 22, 2010 (Commission accession number: 0001193125-10-011014), together with the amendments thereto filed on April 27, 2010 (Commission accession number: 0001193125-10-095045) and July 16, 2010 (Commission accession number: 0001193125-10-160127) and all exhibits to the registration statement and the amendments thereto (collectively, the “Registration Statement”).

The Registrant is seeking the withdrawal of the Registration Statement because it believes that current market conditions make it inadvisable to proceed at this time with the Registrant’s proposed public offering of common stock.  The Registrant respectfully advises the Commission that no securities have been sold in connection with the offering.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The Registrant understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

Please direct any questions regarding this request to the undersigned at (713) 338-3100, and to the attention of the Registrant’s counsel, Benjamin R. Weber of Sullivan & Cromwell LLP, at (212) 558-3159.

Very truly yours,

VERDE REALTY

By:	/s/ C. Ronald Blankenship
C. Ronald Blankenship
President and Chief Executive Officer

Cc:	Ms. Sonia Barros, Esq.
(Securities and Exchange Commission)